Exhibit 99.1

Renren Announces Acquisition of Online Video Site 56.com

BEIJING, September 27, 2011 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), China’s leading real-name social networking internet platform, announced today that it has entered into a definitive agreement to acquire 100% of 56.com, a leading user generated content (UGC) online video sharing site in China. The consideration for this acquisition will be US$80 million in cash. The acquisition is expected to be completed in the fourth quarter of 2011, subject to customary closing conditions.

Founded in 2005, 56.com is a leading online video-sharing site where users can upload, view and share videos. A majority of the videos offered on the site is created by users, consisting of content mix from performing artists, amateur groups, and video enthusiasts.

“UGC videos have been increasingly popular amongst SNS users as natural extensions of communication and content sharing. The acquisition of 56.com will help Renren further meet user needs of recording and sharing their lives through video format on our social network,” commented Joseph Chen, Chairman and Chief Executive Officer of Renren. “56.com’s consistent focus on providing video sharing services versus professional content has resulted in a strong following of UGC-centric users, which complements our user’s social behavior. We expect that the synergies and cross marketing opportunities between 56.com and Renren.com communities will further drive growth in user engagement, traffic, and advertising solutions to clients.”

“We are excited to become part of the Renren family,” said Ms. Juan Zhou, Co-Founder and Chief Executive Officer of 56.com. “Given its user base and broad offerings in SNS, mobile, and social commerce, Renren’s platform will provide deeper resources and support to enhance 56.com’s attractiveness to users,” Ms. Juan Zhou shall join Renren’s management team as Vice President.

About 56.com

56.com is a leading user generated content (UGC) video-sharing website in China. The vision of having friends post and share their life experiences online through video format has consistently been the core focus of 56.com. Headquartered in Guangzhou, the majority of 56.com’s videos is user generated, followed by in-house productions. Since inception, 56.com has received investments from venture capital firms including Sequoia Capital, Steamboat Ventures, CID Group, and SIG.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, and the social commerce website Nuomi.com. Renren had approximately 124.2 million activated users as of June 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Renren’s management in this announcement, contain forward-looking statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.com.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (+86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (The Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com